EXHIBIT 20.3

GRANITE CONSTRUCTION INCORPORATED
CONDENSED CONSOLIDATED BALANCE SHEETS
(In Thousands, Except Share and Per Share Data)

	March 31,	December 31,
	2004	2003
	(Unaudited)
Assets
Current assets
Cash and cash equivalents	$102,006	$69,919
Short-term marketable securities	80,299	90,869
Accounts receivable, net	276,486	288,210
Costs and estimated earnings in excess of billings	41,392	31,189
Inventories	30,400	29,878
Deferred income taxes	22,173	22,421
Equity in construction joint ventures	21,005	42,250
Other current assets	53,553	43,915

Total current assets	627,314	618,651

Property and equipment, net	349,883	344,734

Long-term marketable securities	37,611	41,197

Investments in affiliates	18,273	18,295

Other assets	46,058	37,533

	$1,079,139	$1,060,410

Liabilities and Stockholders’ Equity
Current liabilities
Current maturities of long-term debt	$8,788	$8,182
Accounts payable	135,134	135,468
Billings in excess of costs and estimated earnings	116,965	99,337
Accrued expenses and other current liabilities	100,401	105,717

Total current liabilities	361,288	348,704

Long-term debt	126,154	126,708

Other long-term liabilities	26,851	24,938

Deferred income taxes	45,775	44,297

Commitments and contingencies

Minority interest in consolidated subsidiaries	28,228	10,872

Stockholders’ equity
Preferred stock, $0.01 par value, authorized 3,000,000 shares, none outstanding	—	—
Common stock, $0.01 par value, authorized 100,000,000 shares; issued and outstanding 41,601,622 shares in 2004 and 41,528,317 in 2003	416	415
Additional paid-in capital	75,732	73,651
Retained earnings	429,003	442,272
Accumulated other comprehensive income	512	76

	505,663	516,414
Unearned compensation	(14,820)	(11,523)

	490,843	504,891

	$1,079,139	$1,060,410